U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No.    )*

                               Welund Fund, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   Pending
                                (CUSIP Number)

                                January 2, 2003
            (Date of Event Which Requires Filing of this Statement)

                                   T.C. Weng
                            244 Fifth Avenue, #W219
                            New York, NY 10001-7604
                                (212) 504-8120
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [x] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.: None

1.  NAME OF REPORTING PERSONS.
    T. Chong Weng
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]

                                                             (b) [_]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States

                                   5.  SOLE VOTING POWER
                                       1,240,000
NUMBER OF SHARES
  BENEFICIALLY                     6.  SHARED VOTING POWER
   OWNED BY                            0
     EACH
   REPORTING                       7.  SOLE DISPOSITIVE POWER
    PERSON                             1,240,000
     WITH
                                   8.  SHARED DISPOSITIVE POWER
                                       0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,240,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     100%

12.  TYPE OF REPORTING PERSON
     IN


Item 1.

          (a)  Name of Issuer:  Welund Fund, Inc.

          (b)  Address of Issuer's Principal Executive Offices:

                            c/o T.C. Weng
                            244 Fifth Avenue, #W219
                            New York, NY 10001-7604

Item 2.

          (a)  Name of Person Filing: T. Chong Weng

          (b)  Address of Principal Business Office:

                            244 Fifth Avenue, #W219
                            New York, NY 10001-7604

          (c)  Citizenship: United States

          (d)  Title of Class of Securities: Common Stock

          (e)  CUSIP Number: None

Item 3.   Not Applicable.

Item 4.   Ownership.

          (a)  Amount Beneficially Owned: 1,240,000

          (b)  Percent of Class:  100%

          (c)  Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote   1,240,000

               (ii)   shared power to vote or to direct the vote          0

               (iii)  sole power to dispose or to direct the disposition of

                      1,240,000

               (iv)   shared power to dispose or to direct the disposition of

                      0

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.

Item 9.  Notice of Dissolution of Group

         Not Applicable.

Item 10. Certification

         Not Applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       January 6, 2003


                                       By: /s/ T. Chong Weng
                                       ----------------------------------
                                       T. Chong Weng